SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On July 9, 2012, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to establish a special purpose company to construct and operate an offshore wind power project with 80MW aggregate capacity near the southwest coast of the Korean peninsula stretching from Wido, an island off Jeollabuk-do, to Anmado, an island off Jeollanam-do. The total project cost is expected to be approximately KRW 425.7 billion, 50% of which will be funded through equity contribution and the remainder through debt financing. KEPCO will hold a 25% equity interest in the special purpose company, representing approximately KRW 53.2 billion in capital contribution from KEPCO, and each of its six generation companies will hold 12.5% equity interest, representing approximately KRW 26.6 billion in capital contribution from each such company.

Construction is currently scheduled to begin in 2013 with target completion by the end of 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: July 11, 2012